UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CTI Group (Holdings) Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number)

Chad J. Rubin Duane Morris LLP 30 S. 17th Street Philadelphia, Pennsylvania 19103 (215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 126431 10 5	Page 2 of 5

1.	Names of Reporting Persons. John Birbeck
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,268,956
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,268,956
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,268,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person IN

CUSIP No. 126431 10 5	Page 3 of 5

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of CTI Group (Holdings) Inc. (the “Issuer”), whose principal executive offices are located at 333 North Alabama Street, Suite 240, Indianapolis, IN 46204.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by John Birbeck.

(b) The business address for Mr. Birbeck is 333 North Alabama Street, Suite 240, Indianapolis, IN 46204.

(c) Mr. Birbeck is the President and Chief Executive Officer of Issuer.

(d) and (e) During the last five years, Mr. Birbeck (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Birbeck is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Birbeck acquired the shares of the Issuer’s Common Stock reported herein (i) with private funds and (ii) pursuant to an equity grant by the Issuer for his services to the Issuer.

The following table describes Mr. Birbeck’s purchases of the Issuer’s Common Stock using private funds and the date thereof:

June 15, 2001	30,000
March 30, 2009	28,000
March 30, 2010	2,000
April 9, 2010	45,000
November 22, 2010	10,000
November 23, 2010	25,000
November 24, 2010	20,000
November 30, 2010	20,000
December 1, 2010	5,000
December 2, 2010	50,000
December 3, 2010	86,000
December 6, 2010	10,000
December 7, 2010	30,000
December 9, 2010	6,500
December 10, 2010	20,000
December 13, 2010	15,000
May 19, 2011	2,000
May 20, 2011	2,000
May 23, 2011	5,000
May 23, 2011	25,000
May 24, 2011	7,100
September 1, 2011	38,000
September 12, 2011	11,395
September 14, 2011	28,605
November 17, 2011	14,000
November 21, 2011	6,000
December 5, 2011	38,000
September 19, 2012	85,000
November 15, 2012	80,000

TOTAL	744,600

CUSIP No. 126431 10 5	Page 4 of 5

The following summary describes the transactions in which Mr. Birbeck acquired shares of the Issuer’s Common Stock pursuant to an equity grant by the Issuer:

On November 5, 2003, the Issuer granted Mr. Birbeck an option to purchase 6,250 shares of Common Stock which is exercisable at $0.21 per share and vested in four equal annual installments beginning on the first anniversary of the grant date.

On September 29, 2005, the Issuer granted Mr. Birbeck an option to purchase 500,000 shares of Common Stock which is exercisable at $0.40 per share and vested immediately upon grant.

On October 9, 2006, the Issuer granted Mr. Birbeck an option to purchase 250,000 shares of Common Stock which is exercisable at $0.31 per share and vested immediately upon grant.

On February 16, 2007, the Issuer granted Mr. Birbeck an option to purchase 100,000 shares of Common Stock which is exercisable at $0.34 per share and vested in three equal annual installments beginning on the first anniversary of the grant date.

On June 12, 2007, the Issuer granted Mr. Birbeck an option to purchase 340,782 shares of Common Stock which is exercisable at $0.35 per share and vested immediately upon grant.

On October 9, 2007, the Issuer granted Mr. Birbeck an option to purchase 250,000 shares of Common Stock which is exercisable at $0.31 per share and vested immediately upon grant.

On October 9, 2009 the Issuer granted Mr. Birbeck an option to purchase 50,000 shares of Common Stock which is exercisable at $0.09 per share and vested in three equal annual installments beginning on the first anniversary of the grant date.

On September 8, 2011, the Issuer granted Mr. Birbeck an option to purchase 81,972 shares of Common Stock which is exercisable at $0.10 per share and vests in three equal annual installments beginning on the first anniversary of the grant date.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the Issuer’s Common Stock held directly by Mr. Birbeck were acquired for investment purposes. The purpose of the Issuer’s equity grant transactions was for the Issuer to incentivize Mr. Birbeck to attain certain performance targets identified by the Issuer, to retain Mr. Birbeck as an executive of the Issuer, and to align Mr. Birbeck’s interests with the interests of the Issuer’s shareholders.

Mr. Birbeck has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 126431 10 5	Page 5 of 5

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Birbeck beneficially owns, in the aggregate, 2,268,956 shares of the Common Stock of the Issuer, constituting 7.4% of the outstanding shares. This amount includes (i) 744,600 shares of Common Stock owned directly by Mr. Birbeck and 1,524,356 shares of Common Stock issuable upon the exercise of options which are currently exercisable.

(b) Mr. Birbeck has the sole power to vote 2,268,956 shares of Common Stock based on his beneficial ownership of such shares, which includes all items listed in subsection (a) above. Mr. Birbeck has the sole power to dispose of 744,600 shares of Common Stock, which includes item (i) in subsection (a) above.

(c) During the past sixty days, Mr. Birbeck acquired 80,000 shares of Common Stock through a purchase on the open market.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2012	/s/ John Birbeck John Birbeck